

January 16, 2009

By Facsimile and U.S. Mail

Mr. Larry Wise
Chief Executive Officer
Nitro Petroleum Incorporated
7250 NW Expressway #260
Oklahoma City, Oklahoma 73132

> **Re: Nitro Petroleum Incorporated**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2008**
> **Filed May 15, 2008**
> **Response Letter Dated February 28, 2008**
> **Response Letter Dated May 15, 2008**
> **File No. 000-50932**

Dear Mr. Wise:

        We reviewed your responses to our prior comments on the above referenced filing
as set forth in your letter dated May 15, 2008 and have the following additional
comments. Please provide a written response to our comments. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Quarterly Period Ended October 31, 2008

Exhibit 31.1

1.   As previously requested, please confirm that the inclusion of your Chief
        Executive Officer and Chief Financial Officer's titles in the introductory
        paragraphs of your certifications was not intended to limit the capacity in which
        such individuals provided the certifications. In addition, please refer to Item
        601(b)(31) of Regulation S-B for the exact text of the required Section 302
        certifications and amend your exhibits as appropriate. In this regard and without
        limitation, i) there is no provision for your certifying officer to identify the
        position held with the Company in the first line of the certification and ii) you

Mr. Larry Wise
Nitro Petroleum Incorporated
January 16, 2009
Page 2

should not make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph.

2.   It appears you inadvertently omitted the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Please refer to Release No. 33-8760 and modify your certifications, as necessary, to include this required language.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief